e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY DHL

28 April 2005

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Ladies and Gentlemen

Re : e-Kong Group Limited – SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax on (852) 3101 0194.

Should you have any questions concerning the foregoing, please contact the undersigned on (852) 3101 3042.

Yours sincerely
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Legal Counsel
Encls.

US SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)
as at 28 April 2005

SUMMARY

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")
Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")
Companies Registry, Hong Kong Government ("Hong Kong Companies Registry")
The Stock Exchange of Hong Kong Limited ("SEHK")
The Securities and Futures Commission ("SFC")
The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")
The Companies Act 1981 of Bermuda (the "Bermuda Companies Act")

	Document	Date	Entity
1.	Form D2 – Notification of Changes of Secretary and Directors	3 January 2005	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)
2.	Monthly Return on Movement of Listed Equity Securities (Form I) for the months from December 2004 to March 2005	January 2005 – April 2005	SEHK (pursuant to Listing Rules)
3.	Announcement – Write-off of certain assets	3 February 2005	SEHK (pursuant to Listing Rules)
4.	Letter to SEHK re Notification of Board of Directors' Meeting to be held on 12 April 2005	30 March 2005	SEHK (pursuant to Listing Rules)
5.	Announcement – Final Results for the year ended 31 December 2004	12 April 2005	SEHK (pursuant to Listing Rules)
6.	Undertaking to SEHK to exercise the repurchase mandate in accordance with the Listing Rules	12 April 2005	SEHK (pursuant to Listing Rules)
7.	Letter to SEHK re Final Results for the year ended 31 December 2004	13 April 2005	SEHK (pursuant to Listing Rules)
8.	Announcement – Notice of Annual General Meeting	25 April 2005	SEHK (pursuant to Listing Rules)
9.	2004 Annual Report (English Version)	Despatched on 25 April 2005	SEHK (pursuant to Listing Rules)

	Document	Date	Entity
10.	2004 Annual Report (Chinese Version)	Despatched on 25 April 2005	SEHK (pursuant to Listing Rules)
11.	Shareholders' circular in respect of general mandate to issue shares and to repurchase shares, re-election of retiring directors, amendments of Bye-laws and notice of annual general meeting	Despatched on 25 April 2005	SEHK (pursuant to Listing Rules)
12.	Form of Proxy for annual general meeting to be held on 25 May 2005	Despatched on 25 April 2005	SEHK (pursuant to Listing Rules)

Companies Registry
公司註冊處

RECEIVED
2005 MAY -3 A 8:4
OFFICE OF ... CORPORATE ...

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Type of Change 更改事項

* ☐ Resignation or cessation 辭職或停職
☐ New appointment 新委任
☑ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名 N/A

Surname 姓氏 | Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 | Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼 | Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

DD 日 MM 月 YYYY 年
Date 日期 | Alternate To 替代

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

e-KONG Group Limited
3805, Tower II, Lippo Centre
89 Queensway
Hong Kong

Tel : 3101 3046
Fax : 3101 0194

For 請勿

Your Receipt
Companies Registry
H.K.

03/01/2005 00591076
CR No. : F-006726-
Sh. Form : D2F
13 $20.00

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F6726

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
ADDITION OF CHINESE NAME OF LIM SHYANG GUEY IN HIS HONG KONG IDENTITY CARD	18	12	2004
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名: LIM SHYANG GUEY

Name／New Name 姓名／新姓名

Surname 姓氏	Other names 名字
LIM 林	SHYANG GUEY 祥貴

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址:

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P924468(2)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes NIL **Continuation Sheet A and** NIL **Continuation Sheet B.**

本通知書包括 ______ 張續頁 **A** 及 ______ 張續頁 **B**。

Signed 簽名: [signature]

(Name 姓名): (LAU WAI MING RAYMOND) Date 日期: - 3 JAN 2005

~~Director~~／Secretary／~~Manager／~~
~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY HAND

7 January 2005

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 December 2004 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 December 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey — Tel No. : 2296 9700
(Name of Responsible Official)

Date : 7 January 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ — 2. Preference Shares :
3. Other classes of shares : — please specify : ______
4. Warrants : — please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ______)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	147,500	Nil	Nil	Nil	147,500	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond

Title: Company Secretary

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

RECEIVED
2005 MAY -3 A 8:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY HAND

8 February 2005

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 January 2005 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 January 2005

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 February 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares~~/ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ______)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	35,000 Remark	335,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	147,500	Nil	Nil	7,500 Remark	140,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark : 35,000 share options lapsed due to the cessation of employment of Ho Lik Shing Adolphus.
7,500 share options lapsed due to the cessation of employment of Yung Kim Wan, Vivian.

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:

[illegible] may be reproduced and provided to other information vendors or users of market data

e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

<u>BY HAND</u>

8 March 2005

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 28 March 2005 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary

Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 28 February 2005

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 March 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ____________)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	335,000	Nil	Nil	Nil	335,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	140,000	Nil	Nil	Nil	140,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$_____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$_____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY HAND

8 April 2005

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 March 2005 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 March 2005

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 April 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ______)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	335,000	Nil	Nil	300,000 Remark	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	140,000	Nil	Nil	Nil	140,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark : 300,000 share options lapsed due to the cessation of employment of Young Man Chung, Albert.

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:

... this form may be reproduced and provided to other information vendors or users of market data

The Standard RECEIVED Friday, 4th February 2005

2005 MAY -3 A 8:

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

www.e-kong.com

(Stock Code : 524)

ANNOUNCEMENT

The Board of the Company wishes to inform its shareholders and investors that, following the decision to write off certain existing assets of the Group as a result of significant technological and market development in the telecommunications industry, and changes in the manner certain business processes in the Group's operations will be conducted, it is expected that a material non-cash accounting loss will be recorded for the year ended 31 December 2004, but such non cash-related loss is not expected to affect the EBITDA, business operations or management of the Group.

This announcement is made pursuant to Rule 13.09 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The board of directors (the "Board") of e-Kong Group Limited (the "Company", which together with its subsidiaries is collectively referred to as the "Group") wishes to inform its shareholders and investors that as a result of significant technological and market development in the telecommunications industry, and the Group resolving to outsource certain business processes in the Group's telecommunication operations in the United States with an objective to reduce the technical risks, to reduce time for launching new products and services to market and to improve its overall operational efficiency, it will be advisable to write off certain existing equipment of the Group, and its related hardware and software, to reflect the changes in the manner in which such operations will continue to be conducted.

The writing-off will have a one-off adverse impact on the financial results of the Group for the year ended 31 December 2004, and, as a result, the Group expects that a material non-cash accounting loss will be recorded for the year ended 31 December 2004, the extent of which is yet to be finalised. Nevertheless, such writing-off is not expected to affect the EBITDA, business operations or management of the Group.

The Company's auditor is in the course of auditing the Group's financial statements for the year ended 31 December 2004, and the Company will publish the audited results of the Group as soon as practicable in accordance with the Listing Rules and other applicable laws. It is currently anticipated that the 2004 annual results announcement of the Company will be published in or about mid-April 2005.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

By Order of the Board
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 3 February 2005

As at the date of this announcement, the Board of the Company comprises Executive Directors Mr. Richard John Siemens, Mr. Kuldeep Saran and Mr. Lim Shyang Guey; Non-executive Director Mr. William Bruce Hicks and Independent Non-executive Directors Mr. Shane Frederick Weir, Mr. Matthew Brian Rosenberg and Mr. John William Crawford.

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY FAX (No. 2537 9351) AND BY HAND

30 March 2005

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Ms. Dion Wong / Ms. Ada Lau

Dear Madam

e-Kong Group Limited (the "Company")
- Board of Directors' Meeting

Pursuant to Rule 13.43 of the Listing Rules, I write to advise you that the Company's board of directors' meeting will be held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Tuesday, 12 April 2005 for the purpose of considering, among others, the audited financial statements of the Company for the year ended 31 December 2004.

Thank you for your kind attention.

Should you require further information, please feel free to contact the undersigned on 3101 3042.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com

(Stock Code: 524)

FINAL RESULTS
FOR THE YEAR ENDED 31 DECEMBER 2004

RESULTS

The board of directors (the "Board") of e-Kong Group Limited (the "Company") herein announces the audited consolidated financial results of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 December 2004, together with comparative figures for 2003, as follows:

Condensed Consolidated Income Statement

	Notes	Year ended 31 December 2004 HK$'000	2003 HK$'000
Turnover	2	402,654	402,543
Cost of sales		(254,821)	(235,128)
Gross profit		147,833	167,415
Interest income		339	107
Other income		1,519	3,142
Distribution costs		(25,117)	(23,149)
Business promotion and marketing expenses		(6,029)	(5,106)
Operating and administrative expenses		(95,007)	(112,689)
Other operating expenses		(55,932)	(50,851)
Loss from operations	7	(32,394)	(21,131)
Finance costs		(38)	(157)
Restructuring costs	3	(100,544)	—
Gain on disposal of discontinued operation		—	532
Loss from ordinary activities before taxation		(132,976)	(20,756)
Taxation credit	4	1,369	1,000
Net loss attributable to shareholders		(131,607)	(19,756)
		HK$	HK$
Loss per share	5		
Basic		(0.28)	(0.04)
Diluted		N/A	N/A
		HK$'000	HK$'000
EBITDA	6	11,827	23,802

Notes:

1. ***Basis of preparation and accounting policies***

The condensed consolidated financial statements are prepared in accordance with the Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong, the Companies Ordinance and applicable disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (collectively "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted any of the new HKFRSs in its financial statements for the year ended 31 December 2004. The Group has assessed the impact of these new HKFRSs and does not think they would have any significant impact on the Group's results of operations and financial position.

2. **Turnover and segmental information**

The analysis of the Group's turnover and results by business and geographical segments during the year is as follows:

(a) *by business segment:*

	2004 Telecom-munications services HK$'000	2004 Others HK$'000	2004 Consolidated HK$'000	2003 Telecom-munications services HK$'000	2003 Others HK$'000	2003 Consolidated HK$'000
Turnover						
External sales	402,155	499	402,654	398,128	4,415	402,543
Results						
Loss from operations	(19,039)	(271)	(19,310)	(4,790)	(1,776)	(6,566)
Restructuring costs	(100,544)	—	(100,544)	—	—	—
	(119,583)	(271)	(119,854)	(4,790)	(1,776)	(6,566)
Finance costs			(38)			(157)
Gain on disposal of discontinued operation			—			532
Other operating income and expenses			(13,084)			(14,565)
Loss from ordinary activities before taxation			(132,976)			(20,756)
Taxation credit			1,369			1,000

(b) *by geographical segment:*

	2004 North America HK$'000	2004 Asia Pacific HK$'000	2004 Consolidated HK$'000	2003 North America HK$'000	2003 Asia Pacific HK$'000	2003 Consolidated HK$'000
Turnover						
External sales	273,678	128,976	402,654	264,997	137,546	402,543
Results						
Profit/(Loss) from operations	(25,782)	6,472	(19,310)	(24,255)	17,689	(6,566)
Restructuring costs	(100,544)	—	(100,544)	—	—	—
	(126,326)	6,472	(119,854)	(24,255)	17,689	(6,566)
Finance costs			(38)			(157)
Gain on disposal of discontinued operation			—			532
Other operating income and expenses			(13,084)			(14,565)
Loss from ordinary activities before taxation			(132,976)			(20,756)
Taxation credit			1,369			1,000
Net loss attributable to shareholders			(131,607)			(19,756)

3. **Restructuring costs**

Due to significant technological and market development in the telecommunications industry, and the outsourcing of certain business processes in the Group's telecommunications operations in the United States, the Group has reviewed the carrying value of certain existing equipment together with related *hardware and software to assess the recoverable value of those assets. As a result, restructuring costs of HK$100.5 million, including disposal and impairment* losses of HK$95.8 million, have been recognised in the year ended 31 December 2004.

4. **Taxation credit**

Hong Kong Profits Tax and overseas taxation have not been provided for as the Group has no assessable profit for the year (2003: Nil).

The amount of taxation credited to the consolidated income statement represents:

	2004 HK$'000	2003 HK$'000
Deferred taxation relating to the origination of temporary differences	1,369	1,000

5. ***Loss per share***

The calculation of basic loss per share for the year ended 31 December 2004 was based upon the consolidated loss attributable to shareholders of HK$131,607,000 (2003: HK$19,756,000) and on the 470,894,200 (2003: 470,894,200) shares in issue during the year.

The fully diluted loss per share for the years ended 31 December 2004 and 2003 were not shown because the potential shares would decrease the loss per share and would be regarded as anti-dilutive.

6. **EBITDA**

EBITDA represents earnings before interest expenses, taxation, depreciation, amortisation, and impairment and disposal losses on property, plant and equipment.

7. **Loss from operations**

This was arrived at after charging/(crediting):

	Year ended 31 December 2004 HK$'000	2003 HK$'000
Depreciation of property, plant and equipment	48,925	44,403
Loss on disposal of investment securities	232	—
Gain on disposal of other investments	—	(13)

8. **Comparative figures**

Certain comparative figures have been reclassified to conform to the current year presentation.

FINAL DIVIDEND

The Board does not recommend the payment of any final dividend for the year ended 31 December 2004 (2003: Nil).

BUSINESS REVIEW

During the year under review, the Group continued to develop its ZONE telecommunications businesses ("ZONE") in the United States, Hong Kong and Singapore, making significant progress in its strategy to expand its services in the rapidly growing area of Voice over Internet Protocol ("VoIP") communications. The Group has developed key strategic partnerships that will strengthen its operating efficiencies and accelerate penetration into existing and new markets. For example, ZONE US recently entered into an agreement with Belkin Corporation, the global leader in connectivity solutions, to create a business partnership in launching ZONE broadband phone services in the US.

In light of the rapid technological developments and recent changes in the market dynamics of the telecommunications industry, particularly in the US, and the Group resolving to outsource some business processes in its telecommunications operations in the US, certain existing equipment of the Group, including related hardware and software, were written off to reflect the changes in the manner in which ZONE US's business will continue to be conducted, and hence non-recurring restructuring costs of HK$100.5 million, including impairment and disposal losses of HK$95.8 million, were recognised during the year. The Group believes that such third-party business process outsourcing will help to reduce future capital expenditures and technological risks, accelerate introducing new products and services to the market and improve its overall operational efficiency.

ZONE US continued to expand its existing business beyond its current territory and set up a sales presence in the Southeast, including Florida and Atlanta. In addition to the pending launch of its VoIP products, ZONE US will capitalise on its technology outsourcing and business partnership strategy to launch other new services, including mobile, DSL broadband access and data-related services and continue to expand its range of telecommunications offerings for corporate customers.

Hong Kong remained a highly competitive telecommunications market despite signs of improvement in the general economy. International direct dialling ("IDD") rates continue to fall, a trend that is compounded by certain fixed-line operators using low price IDD services to attract local line customers. ZONE Hong Kong's turnover and profit margin were affected as a result of churn from the more price-sensitive segment of its customer base. However, ZONE Hong Kong has been able to maintain a loyal base of customers and has endeavoured to capture new customers who appreciate quality of service, ability to provide suitable value-added services and responsiveness to customer needs. During the year 2004, ZONE Hong Kong also launched its pilot VoIP services to target the SME market.

In 2004, ZONE Singapore recorded another year of increase in revenue and income growth. It continues to sign up some sizable corporate customers and has also been successful in securing a number of government and quasi-government contracts for the provision of IDD and others telecom services. The service platform upgrade scheduled in 2004 was completed, providing for more robust system redundancies and implementation of other value-added services.

Looking ahead, the Group will continue to expand its existing businesses in the US, Hong Kong and Singapore by utilising its internal *resources and, whenever possible, leveraging on its current and future partnerships with other industry players in the regions.* The Group's dedication to financial prudence and operational efficiency will continue to guide its operating companies in their ongoing objectives to

FINANCIAL REVIEW

Results

During the year under review, the Group recorded a modest increase in revenue growth. Total consolidated turnover increased to HK$402.7 million compared to HK$402.5 million for the prior year.

Turnover from ZONE US increased by 3.3% from HK$265.0 million in 2003 to HK$273.7 million in 2004 which accounted for 68.0% of the total Group turnover in 2004 compared to 65.8% for the previous year.

ZONE Asia, comprising the Group's telecommunications business in Hong Kong and Singapore, collectively achieved net profit for the year and recorded a 3.5% decrease in the turnover from HK$133.1 million for the previous year to HK$128.5 million for 2004.

The Group's gross profit decreased by 11.7% from HK$167.4 million in 2003 to HK$147.8 million. The gross profit for 2003 took into account an amount of HK$8.2 million which was the provision for rebate of Universal Services Contributions ("USC") from PCCW-HKT Telephone Limited. This amount was offset against the cost of sales of the Group in 2003.

The gross profit as a percentage of turnover for 2004 was 36.7% compared to 41.6% (or 39.6% after excluding the provision for rebate of USC) for 2003.

EBITDA for the Group was HK$11.8 million for 2004 compared to HK$23.8 million for 2003.

The operating loss for the year was HK$32.4 million compared to HK$21.1 million for the previous year.

The consolidated net loss attributable to shareholders was HK$131.6 million compared to HK$19.8 million for 2003. The significant increase in the net loss for 2004 was mainly attributable to non-recurring restructuring costs of HK$100.5 million recorded following the write-off of certain assets related to the Group's US operations as referred to in the section titled "Business Review" above.

Assets

As at 31 December 2004, the net assets of the Group amounted to HK$43.6 million (2003: HK$176.6 million). Such decrease was mainly caused by the said asset write-off.

Liquidity and Financing

The Group relied on its internal resources to fund operations during the year.

Cash and bank balances (excluding pledged deposits) were HK$44.4 million as at 31 December 2004 (2003: HK$30.9 million). The Group had pledged deposits amounting to HK$2.8 million as at 31 December 2004 (2003: HK$3.3 million) and had no bank borrowings during the year.

As at 31 December 2004, the Group's liabilities under equipment lease financing was HK$1.0 million (2003: HK$0.6 million).

The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets was 2.3% (2003: 0.3%). The 2.0% increase was due mainly to a decrease in net asset value following the said write-off. Such write-off does not have any adverse effect on the cash or liquidity position of the Group.

Foreign Exchange Exposure

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong dollars and United States dollars, the Group considers that there is no significant exposure to foreign exchange fluctuations so long as the Hong Kong-United States dollar exchange rate remains pegged. As the cash contribution from the Singapore operations continues to grow, the Group will closely monitor the Singapore-United States dollar exchange rate and, whenever appropriate, will take any necessary actions to reduce such exchange risks.

Contingent Liabilities and Commitments

As at 31 December 2004, there are no material contingent liabilities and commitments.

EMPLOYEE REMUNERATION POLICIES

As at 31 December 2004, the Group had 144 employees (2003: 186 employees) in Hong Kong and overseas. The Group's total staff costs amounted to HK$72.5 million (2003: HK$90.5 million). Pursuant to the share option schemes adopted by the Company, share options can be granted to, among others, eligible employees of the Group to subscribe for shares in the Company under the terms and conditions stipulated therein. Altogether 590,000 share options remained outstanding as at 31 December 2004.

The Group's remuneration policies are formulated on the basis of the performance and experience of individual employees and are in line with local market practices where the Group operates. The Group has established incentive bonus schemes to motivate and reward employees at all levels to achieve the Group's objectives. In addition to salary and bonus payments, the Group also offers to its employees other fringe benefits including provident fund and medical benefits.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not throughout the year ended 31 December 2004, in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules which was in force before 1 January 2005, save that, prior to 14 December 2004, non-executive directors of the Company were not appointed for a fixed term, but were subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Company's Bye-laws. Each of the non-executive directors of the Company was on 14 December 2004 appointed for a fixed term of three years.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standard set out in the Model Code throughout the year ended 31 December 2004.

AUDIT COMMITTEE

The Audit Committee has reviewed with the management and the auditors of the Company the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including a review of the draft audited consolidated financial statements for the year ended 31 December 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF FURTHER INFORMATION

The 2004 annual report of the Company containing all information required by Appendix 16 to the Listing Rules in force prior to 31 March 2004, which remains applicable to results announcements and annual reports in respect of accounting periods commencing before 1 July 2004 under the transitional arrangements, will be published on both the websites of The Stock Exchange of Hong Kong Limited and of the Company in due course.

APPRECIATION

The Board would like to thank the customers, shareholders, business associates and professional advisers for their support and extend its appreciation to all employees for their hard work, dedication and commitment to the Group.

By Order of the Board
Richard John Siemens
Chairman

Hong Kong, 12 April 2005

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of e-Kong Group Limited (the "Company") will be held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Wednesday, 25 May 2005 at 10:00 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements for the year ended 31 December 2004 and the reports of directors and of the auditors thereon.
2. To re-elect retiring directors and to fix their remuneration.
3. To appoint auditors and to authorise the board of directors to fix their remuneration.

As Special Business

4. To consider and, if thought fit, pass the following resolutions, with or without amendments, as ordinary resolutions:

A. "THAT:

... Company during the Relevant Period

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to issue of shares as a result of:

(i) a Rights Issue (as hereinafter defined); or

(ii) any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

(iii) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to directors or employees or eligible participants of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company; or

(iv) the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company,

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognised regulatory body or any stock exchange, in any territory applicable to the Company)."

B. "THAT:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, any other Recognised Stock Exchange, as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

C. "THAT conditional upon Resolutions 4A and 4B above being passed, the general mandate granted to directors of the Company for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Resolution 4A be and is hereby extended by the addition to the aggregate nominal amount of share capital of the Company which may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the shares repurchased by the Company under the authority granted pursuant to Resolution 4B, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

5. To consider and, if thought fit, pass the following resolution, with or without amendments, as a special resolution:

"THAT the existing Bye-laws of the Company be and are hereby amended in the following manner:

(a) by inserting the words "voting by way of a poll is required by the listing rules of any Designated Stock Exchange or" after the words "on a show of hands unless" in the third sentence of Bye-law 66;

(b) by deleting the existing Bye-law 68 in its entirety and substituting therefor the following new Bye-law 68:

"68. If a poll is duly demanded, the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the listing rules of any Designated Stock Exchange."; and

(c) by deleting the existing Bye-law 87(1) in its entirety and substituting therefor the following new Bye-law 87(1):

"87(1). Notwithstanding any other provisions in the Bye-laws, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation, provided that every Director shall be subject to retirement by rotation at least once every three years.";

and

THAT the directors of the Company be and are hereby authorised to do all such acts, deeds and things as they shall, in their absolute discretion deem fit, in order to effect and complete the foregoing."

By Order of the Board
Lau Wai Ming, Raymond
Company Secretary

Hong Kong, 12 April 2005

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote on his/her behalf at the meeting. A proxy need not be a member of the Company.
2. To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a certified copy of such power of attorney or authority, must be deposited at the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.
3. Completion and delivery of the form of proxy shall not preclude any member from attending and voting in person at the meeting convened, if the member so desires and in such event, the form of proxy shall be deemed to be revoked.
4. In case of joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he/she was solely entitled thereto, but if more than one of such joint holders is present at the meeting personally or by proxy, that one of such holders so present whose name stands first in the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.
5. Pursuant to the Bye-laws of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (i) the chairman of such meeting; or (ii) at least three members of the Company ("Shareholders") present in person or (being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (iii) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or (iv) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and holding shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares.

original sent on 18/4/2005

e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY HAND

12 April 2005

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Ms. Dion Wong / Ms. Ada Lau

Dear Sirs

e-Kong Group Limited (the "Company")
- General Mandate to Repurchase Shares

We, the directors of the Company, hereby undertake to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") that, so far as the same is applicable, we shall exercise the general mandate to repurchase the Company's shares in accordance with the Rules Governing the Listing of Securities on the Stock Exchange, the applicable laws of Bermuda and the Memorandum of Association and Bye-laws of the Company.

Yours faithfully
For and on behalf of
the Board of Directors of
e-Kong Group Limited

Director

e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

RECEIVED
2005 MAY -3 A 8:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Your Ref: ACK25334/2005

BY HAND

13 April 2005

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Ms. Dion Wong / Ms. Ada Lau

Dear Sirs

e-Kong Group Limited (the "Company")
- Final Results for the year ended 31 December 2004 ("Final Results")

We refer to the board meeting of the Company yesterday held for the Final Results and enclose the original signed Results Announcement Form with its remarks for your attention.

Should you require further information, please feel free to contact the undersigned on 3101 3042.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Raymond Lau
Company Secretary
Encl.

Acknowledge Receipt by:

HONG KONG EXCHANGES AND CLEARING LTD.
11/F, Int'l Finance Centre
2005 APR 13 AM 11:57
RECEIVED

Name:

Date:

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Information Services Department of The Stock Exchange of Hong Kong Limited

IMPORTANT NOTES :
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ALL FIELDS ARE COMPLETED (YOU MAY FILL IN THE FIELD WITH "N/A" OR "NIL" WHERE IT IS NOT APPLICABLE) & ACCURATE WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE EXCHANGE'S SYSTEM UPON RECEIPT.
3) PLEASE SIGN AT THE BOTTOM RIGHT CORNER ON EVERY PAGES OF THIS FORM AND THE NOTES ATTACHED (IF ANY).
4) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM; IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : e-KONG GROUP LIMITED (Name of Company/Representative Company) No. of pages : 2

Lim Shyang Guey (Responsible Official) 2296 9700 (Contact Telephone Number) 12-Apr-05 Date

Name of listed company : e-KONG GROUP LIMITED Stock code : 524

Year end date : 31/12/2004

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period ?

☐ Yes ☑ No

To be published in the newspapers

☑ Summarised results announcement ☐ Full results announcement ☐ Early adoption of new disclosure requirements *(Note IV)*

Auditors' Report *(Note V)*

☐ Qualified ☐ Modified ☑ Unqualified ☐ N/A

(FOR INTERIM RESULTS ONLY)
Interim report reviewed by
☐ Audit committee ☐ Auditors ☐ Neither of the above

	(Audited / ~~Unaudited~~) Current Period from 1/1/2004 to 31/12/2004 HK$'000	(Audited / ~~Unaudited~~) Last Corresponding Period from 1/1/2003 to 31/12/2003 HK$'000
Turnover *(Note I)*	402,654	402,543
Profit/(Loss) from Operations *(Note II)*	(132,938)	(20,599)
Finance Cost	(38)	(157)
Share of Profit / (Loss) of Associates	NIL	NIL
Share of Profit / (Loss) of Jointly Controlled Entities	NIL	NIL
Profit / (Loss) after Taxation & MI	(131,607)	(19,756)
% Change over Last Period	N/A	

EPS/(LPS) - Basic *(in Dollars)*	(HK$0.28)		(HK$0.04)	
- Diluted *(in Dollars)*	N/A		N/A	
Extraordinary ("ETD") Gain / (Loss)	NIL		NIL	
Profit / (Loss) after ETD Items	(131,607)		(19,756)	
~~1st Quarter / Interim /3rd Quarter~~ / Final * Dividend per Share	NIL		NIL	
(specify if with other options)	NIL		NIL	
B/C Dates for ~~1s Quarter / Interim / 3rd Quarter~~ / Final * Dividend	N/A	to	N/A	bdi
Payable Date	N/A			
B/C Dates for (Annual) General Meeting	N/A	to	N/A	bdi
Other Distribution for Current Period *(Note III)*			N/A	
B / C Date for Other Distribution	N/A	to	N/A	bdi

*** Please delete as appropriate.**

For and on behalf of
e-KONG GROUP LIMITED

Signature :
Print Name: Lim Shyang Guey
Title : Director

Any description or an explanatory note *(Notes V & VI)* attached ?

☑ Yes (Number of pages attached : 1)

☐ No

Remark:

1. Comparative figures

   Certain comparative figures have been reclassified to conform with the current year presentation.

2. Turnover :

	Year ended 31 December	
	2004	2003
	HK$'000	HK$'000
- Continuing operations	**402,654**	402,543
- Discontinued operations	-	-
	402,654	402,543

Profit/(Loss) from operations :

	Year ended 31 December	
	2004	2003
	HK$'000	HK$'000
- Continuing operations	**(132,938)**	(20,599)
- Discontinued operations	-	-
	(132,938)	(20,599)

Due to significant technological and market development in the telecommunications industry, and the outsourcing of certain business processes in the Group's telecommunication operations in the United States, the Group has reviewed the carrying value of certain existing equipment together with related hardware and software to assess on the recoverable value of those assets. As a result, restructuring costs of HK$100,544,000 have been recognised and included in the loss from continuing operations in the year ended 31 December 2004.

3. Loss per share

   The calculation of basic loss per share for the year ended 31 December 2004 was based upon the consolidated loss attributable to shareholders of HK$131,607,000 (2003: loss of HK$19,756,000) and on the 470,894,200 (2003: 470,894,200) ordinary shares in issue during the year.

   The fully diluted loss per share for the year ended 31 December 2004 and 2003 were not shown because the potential ordinary shares would decrease the loss per share and would be regarded as anti-dilutive.

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com
(Stock Code: 524)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of e-Kong Group Limited (the "Company") will be held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Wednesday, 25 May 2005 at 10:00 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements for the year ended 31 December 2004 and the reports of directors and of the auditors thereon.
2. To re-elect retiring directors and to fix their remuneration.
3. To appoint auditors and to authorise the board of directors to fix their remuneration.

As Special Business

4. To consider and, if thought fit, pass the following resolutions, with or without amendments, as ordinary resolutions:

A. **"THAT:**

(a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares of HK$0.01 each in the capital of the Company, or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to issue of shares as a result of:

(i) a Rights Issue (as hereinafter defined); or

(ii) any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

(iii) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to directors or employees or eligible participants of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company; or

(iv) the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company,

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognised regulatory body or any stock exchange, in any territory applicable to the Company)."

B. "THAT:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, any other Recognised Stock Exchange, as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

C. "THAT conditional upon Resolutions 4A and 4B above being passed, the general mandate granted to directors of the Company for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Resolution 4A be and is hereby extended by the addition to the aggregate nominal amount of share capital of the Company which may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the shares repurchased by the Company under the authority granted pursuant to Resolution 4B, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

5. To consider and, if thought fit, pass the following resolution, with or without amendments, as a special resolution:

"THAT *the existing Bye-laws of the Company be and are hereby amended in the following manner:*

(a) by inserting the words "voting by way of a poll is required by the listing rules of any Designated Stock Exchange or" after the words "on a show of hands unless" in the third sentence of Bye-law 66;

(b) by deleting the existing Bye-law 68 in its entirety and substituting therefor the following new Bye-law 68:

"68. If a poll is duly demanded, the result of the poll shall be deemed to be *the resolution of the meeting at which the poll was demanded. The Company* shall only be required to disclose the voting figures on a poll if such disclosure is required by the listing rules of any Designated Stock Exchange."; and

(c) by deleting the existing Bye-law 87(1) in its entirety and substituting therefor the following new Bye-law 87(1):

"87(1). Notwithstanding any other provisions in the Bye-laws, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation, provided that every Director shall be subject to retirement by rotation at least once every three years.";

and

THAT the directors of the Company be and are hereby authorised to do all such acts, deeds and things as they shall, in their absolute discretion deem fit, in order to effect and complete the foregoing."

By Order of the Board
Lau Wai Ming, Raymond
Company Secretary

Hong Kong, 25 April 2005

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote on his/her behalf at the meeting. A proxy need not be a member of the Company.
2. *To be valid, a form of proxy, together with the power of attorney or other authority, if any,* under which it is signed, or a certified copy of such power of attorney or authority, must be deposited at the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.
3. *Completion and delivery of the form of proxy shall not preclude any member from attending* and voting in person at the meeting convened, if the member so desires and in such event, the form of proxy shall be deemed to be revoked.
4. In case of joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he/she was solely entitled *thereto, but if more than one of such joint holders is present at the meeting personally or by* proxy, that one of such holders so present whose name stands first in the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.
5. Pursuant to the Bye-laws of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the *show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (i)* the chairman of such meeting; or (ii) at least three members of the Company ("Shareholders") present in person or (being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (iii) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or (iv) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and holding shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares.
6. An explanatory statement containing further details regarding Resolution 4B above will be sent to members and other persons who are entitled thereto together with the Company's 2004 Annual Report.

As at the date of this announcement, the Board of the Company comprises Executive Directors Mr. Richard John Siemens, Mr. Kuldeep Saran and Mr. Lim Shyang Guey; Non-executive Director Mr. William Bruce Hicks and Independent Non-executive Directors Mr. Shane Frederick Weir, Mr. Matthew Brian Rosenberg and Mr. John William

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in e-Kong Group Limited (the "Company"), you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 524)

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

RE-ELECTION OF RETIRING DIRECTORS

AMENDMENTS OF BYE-LAWS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of the Company to be held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Wednesday, 25 May 2005 at 10:00 a.m. is set out on pages 11 to 15 of this circular.

If you are not able to attend and/or vote at the meeting in person, you are requested to complete and return the form of proxy enclosed with this circular in accordance with the instructions printed thereon to the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

25 April 2005

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"	the annual general meeting of the Company to be held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Wednesday, 25 May 2005 at 10:00 a.m., and any adjournment thereof
"Bye-laws"	bye-laws of the Company from time to time
"Companies Act"	the Companies Act 1981 of Bermuda
"Company"	e-Kong Group Limited, a company incorporated in Bermuda with limited liability and the Shares of which are listed on the Stock Exchange
"Corporate Governance Code"	the Code on Corporate Governance Practices, Appendix 14 to the Listing Rules
"Director(s)"	director(s) of the Company
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Issue Mandate"	the proposed mandate to allot, issue and deal with additional Shares not exceeding 20% of the issued share capital of the Company as at the date of passing the resolution approving the said mandate
"Latest Practicable Date"	19 April 2005, being the latest practicable date for ascertaining certain information in this circular prior to the printing of this circular
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Repurchase Mandate"	the proposed mandate to exercise the power of the Company to repurchase Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the resolution approving the said mandate
"SFO"	the Securities and Futures Ordinance, Cap. 571, Laws of Hong Kong

"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	holder(s) for the time being of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeover Code"	the Code on Takeovers and Mergers issued by the Securities and Futures Commission

In this circular, unless the context otherwise requires, words importing masculine gender include feminine and neutral genders, and vice versa.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 524)

Directors:
Mr. Richard John Siemens *(Chairman)*
Mr. Kuldeep Saran *(Deputy Chairman)*
Mr. Lim Shyang Guey
Mr. William Bruce Hicks*
Mr. Shane Frederick Weir**
Mr. Matthew Brian Rosenberg**
Mr. John William Crawford**

* *Non-executive Director*
** *Independent Non-executive Directors*

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal Office:
3805 Tower II
Lippo Centre
89 Queensway
Hong Kong

25 April 2005

To the Shareholders and, for information purpose only, option holders of the Company

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

RE-ELECTION OF RETIRING DIRECTORS

AMENDMENTS OF BYE-LAWS AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

On 18 May 2004, general mandates were given to the Directors to issue Shares and to exercise all the powers of the Company to repurchase its Shares. These general mandates will lapse at the conclusion of the AGM. It is therefore proposed to renew the general mandates to issue Shares and to repurchase Shares at the AGM.

The purpose of this circular is to provide you with information in relation to the resolutions to be proposed at the AGM for the approval of (i) granting of general mandates to the Directors to issue and to repurchase Shares, (ii) re-election of retiring Directors and (iii) amendments of the Bye-laws to align with, among others, the changes to the Listing Rules concerning corporate governance practices which, subject to certain transitional arrangements, came into effect on 1 January 2005, further details of which are set out in the notice of the AGM.

GENERAL MANDATE TO ISSUE SHARES

Separate ordinary resolutions will be proposed at the AGM to approve (i) the granting of the Issue Mandate to the Directors and (ii) the addition to the Issue Mandate of any Shares repurchased by the Company under the authority of the Repurchase Mandate, in order to provide flexibility for issuing new Shares when it is in the interests of the Company to do so, details of which are respectively set out in the proposed Resolutions Nos. 4A and 4C in the notice of the AGM. The Directors have no present intention to issue any new Shares pursuant to the Issue Mandate.

GENERAL MANDATE TO REPURCHASE SHARES

An ordinary resolution will be proposed at the AGM to approve the granting of the Repurchase Mandate to the Directors, details of which are set out in the proposed Resolution No. 4B in the notice of the AGM. The Shares which may be repurchased pursuant to the Repurchase Mandate are limited to a maximum of 10% of the issued share capital of the Company as at the date of passing of the resolution approving the Repurchase Mandate.

If the resolution for the granting of the Repurchase Mandate is passed at the AGM, the Repurchase Mandate will be in force until the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the expiration of the period within which the next annual general meeting of the Company is required by the applicable law or the Bye-laws to be held and (iii) the date on which it is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

An explanatory statement as required by the Listing Rules is set out in Appendix I to this circular. The explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether or not to vote for or against the ordinary resolution to grant the Repurchase Mandate to the Directors at the AGM.

RE-ELECTION OF RETIRING DIRECTORS

In accordance with bye-laws 86 and 87 of the Bye-laws, Mr. William Bruce Hicks and Mr. John William Crawford shall retire by rotation at the AGM and, being eligible, offer themselves for re-election. Particulars of Mr. Hicks and Mr. Crawford are set out as follows:

Mr. William Bruce Hicks

Mr. William Bruce Hicks, 43, was appointed as a Non-executive Director of the Company in December 2001. He is the Group Managing Director of SUNDAY Communications Limited and an Executive Director of Distacom Communications Limited. During 1987 to 1993, Mr. Hicks worked at Hutchison Telecom in Hong Kong and, prior to that period, Motorola Inc. in the United States. He holds a B.S.E.E. degree from Michigan Technological University and an M.B.A. from the International Management Institute in Geneva, Switzerland. Save as disclosed above, Mr. Hicks did not hold any directorships in listed public companies in the last three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Hicks had the following interests in the Shares as recorded in the register required to be kept under section 352 in Part XV of the SFO:

Number of Shares held			
Personal interests	**Corporate interests**	**Total interests**	**Percentage of issued Share capital**
2,319,914	67,962,428*	70,282,342	14.9%

* 67,962,428 Shares are beneficially owned by Great Wall Holdings Limited, a company controlled by Mr. Hicks.

In accordance with the letter of appointment with Mr. Hicks, the term of his appointment shall, subject to retirement and re-election at the annual general meetings of the Company in accordance with the Bye-laws, expire on 31 December 2005 and thereafter shall be renewable for fix term(s) of three (3) years provided always that either the Company or Mr. Hicks may terminate the appointment by giving to the other party not less than one (1) calendar month's notice in writing thereof. He does not receive any emolument for holding office as a non-executive Director.

Save as disclosed above, Mr. Hicks does not hold any positions with the Company or its subsidiaries, and is not connected with any directors, senior management or substantial shareholders of the Company, and there are no other matters that need to be brought to the attention of the Shareholders.

Mr. John William Crawford

Mr. John William Crawford J.P., 62, was appointed as an Independent Non-executive Director of the Company in September 2004. He is also an independent non-executive director of SUNDAY Communications Limited. He was a founding partner of Ernst & Young, Hong Kong and vice chairman of the firm. Since his retirement from accounting practice, Mr. Crawford has been particularly involved in the education sector, including setting up international schools and providing consulting services. He is actively involved in various community service organisations and is a Justice of the Peace. Mr. Crawford was also appointed as a member of the audit committee and the remuneration committee of the Company. Save as disclosed above, Mr. Crawford did not hold any directorships in listed public companies in the last three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Crawford did not have any interests in the Shares within the meaning of Part XV of the SFO.

In accordance with the letter of appointment with Mr. Crawford, the term of his appointment shall, subject to retirement and re-election at the annual general meetings of the Company in accordance with the Bye-laws, expire on 31 December 2005 and thereafter shall be renewable for fix term(s) of three (3) years provided always that either the Company or Mr. Crawford may terminate the appointment by giving to the other party not less than one (1) calendar month's notice in writing thereof. Mr. Crawford is entitled to an annual director's fee of HK$100,000, which was determined on the date of appointment with reference to the prevailing market level of remuneration for a similar position. Other than the aforesaid, Mr. Crawford is not entitled to any other emoluments for holding office as an Independent Non-executive Director or as a member of any committees established by the board of Directors.

Save as disclosed above, Mr. Crawford does not hold any positions with the Company or its subsidiaries, and is not connected with any directors, senior management or substantial shareholders of the Company, and there are no other matters that need to be brought to the attention of the Shareholders.

AMENDMENTS OF BYE-LAWS

The Stock Exchange has amended the Listing Rules concerning corporate governance practices by, among others, issuing the Corporate Governance Code which, subject to certain transitional arrangements, came into effect on 1 January 2005. To bring the constitution of the Company in alignment with the provisions in the Corporate Governance Code, the Directors propose to amend the Bye-laws so that

(a) there shall be an overriding obligation on the part of the Company to conduct voting of any resolution in a general meeting of the Company by way of a poll where such procedural requirement is stipulated in the Listing Rules;

(b) if the voting of any resolution in a general meeting of the Company is by way of a poll, the Company will be required to disclose the voting figures on a poll if such disclosure is required by the Listing Rules;

(c) every Director shall retire from office no later than the third annual general meeting of the Company after he was last elected or re-elected; and

(d) Directors holding office as the Chairman or Managing Director are also subject to retirement by rotation.

At the AGM, the Directors wish to seek the approval from the Shareholders of the above amendments to the Bye-laws. The full text of the proposed amendments to the Bye-laws is set out in the proposed Resolution No.5 in the notice of the AGM.

Shareholders should note that the Bye-laws are in the English language only and the Chinese translation of Resolution No.5 as set out in the notice of the AGM in relation to the wordings and provisions of the Bye-laws is for reference only.

ANNUAL GENERAL MEETING

A notice of the AGM is set out in Appendix II to this circular.

Pursuant to the Bye-laws, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (i) the chairman of such meeting; or (ii) at least three Shareholders present in person or (being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (iii) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or (iv) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and holding Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares.

A form of proxy for use at the AGM is enclosed with this circular. If you are not able to attend and/or vote at the AGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

RECOMMENDATION

The Directors consider that the granting of the Issue Mandate, the Repurchase Mandate and the amendments of the Bye-laws are in the best interests of the Company and its Shareholders, and accordingly recommend that you vote in favour of the resolutions to be proposed at the AGM.

MISCELLANEOUS

As at the Latest Practicable Date, to the extent that the Company was aware of having made all reasonable enquiries, no Shareholder was required to abstain from voting under the Listing Rules on any of the proposed resolutions as set out in the notice of the AGM.

The English text of this circular and the accompanying proxy form shall prevail over the Chinese text in case of inconsistency.

Yours faithfully,
By order of the Board
Richard John Siemens
Chairman

Shareholders who have chosen to receive printed copy of corporate communications of the Company in either the English language or the Chinese language will receive this circular in both languages since they are bound together into one booklet. For further enquiries, please contact Secretaries Limited, the Company's Branch Share Registrar in Hong Kong, at telephone no. 2980 1766 or facsimile no. 2861 1465.

This circular, in both the English and Chinese languages and in accessible format has been made available on the Company's website and a soft copy thereof has been submitted to the Stock Exchange.

Shareholders may at any time choose to receive corporate communications in printed form or electronically. In order to select to receive future corporate communications of the Company in the English language or the Chinese language or both languages, or to receive electronic communications, or to revoke or amend an instruction previously made, Shareholders may complete, sign and return to Secretaries Limited, the Company's Branch Share Registrar in Hong Kong, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong a prescribed instruction form, a soft copy of which is available on the Company's website.

This Appendix serves as an explanatory statement given to Shareholders, as required under the Listing Rules, in connection with the proposed Repurchase Mandate.

1. LISTING RULES

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their securities on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(a) Shareholders' approval

All repurchases of securities on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the company to undertake such repurchases or by a specific approval in relation to specific transactions.

(b) Source of funds

Repurchases must be funded out of funds which are legally available for such purpose in accordance with the company's constitutional documents and the laws of the jurisdiction in which the company is incorporated or otherwise established.

(c) Maximum number of shares to be repurchased and subsequent issue

A maximum of 10% of the issued share capital of the company as at the date of the passing of the relevant resolution for granting the general mandate of share repurchase may be repurchased on the Stock Exchange. A company may not, without the approval of the Stock Exchange, issue new shares or announce a proposed issue of new shares for a period of 30 days immediately following a share repurchase, whether on the Stock Exchange or otherwise, other than an issue of shares pursuant to the exercise of warrants, share options or similar instruments requiring the company to issue securities, which are outstanding prior to the date of the repurchase.

2. SHARE CAPITAL

It is proposed that up to 10% of the Shares in issue as at the date of passing the resolution to approve the Repurchase Mandate may be repurchased. As at the Latest Practicable Date, the number of Shares in issue was 470,894,200. On the basis of such figure (assuming no further Shares are issued or repurchased following the Latest Practicable Date and prior to the date of the AGM), the Company would be allowed under the Repurchase Mandate to repurchase Shares up to a limit of 47,089,420 Shares.

3. REASON FOR REPURCHASES

Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and its Shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value and/or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and its Shareholders.

4. FUNDING OF REPURCHASES

Funds required for any share repurchase would be derived from those funds legally permitted to be utilised in this connection in accordance with the Memorandum of Association and Bye-laws of the Company and applicable laws of Bermuda. Under Bermuda law, a share purchase may only be effected out of the capital paid up on the purchased shares or out of the funds of the company otherwise available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose. Any premium payable on a purchase over the par value of the shares to be purchased must be provided for out of funds of the company otherwise available for dividend or distribution or out of the company's share premium account. In addition, no share purchase may take place if, on the date on which the purchase is to be effected, there are reasonable grounds for believing that the company is, or after the purchase would be, unable to pay its liabilities as they become due.

The Directors consider that there might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited consolidated financial statements of the Group for the year ended 31 December 2004, being the latest published accounts of the Company) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules, the Memorandum of Association and Bye-laws of the Company and the applicable laws of Bermuda.

None of the Directors or, to the best of their knowledge and having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Mandate in the event that the Repurchase Mandate is approved by the Shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell any Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

6. EFFECT OF TAKEOVER CODE

If as a result of a repurchase of Shares by the Company pursuant to the Repurchase Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeover Code. Accordingly, a Shareholder, or group of Shareholders acting in concert, depending on the level of increase in the Shareholders' interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, Messrs. Richard John Siemens, Kuldeep Saran and William Bruce Hicks, directors of the Company, together with companies controlled by them beneficially held totalling 238,887,597 Shares in the Company (representing approximately 50.73% of the issued share capital of the Company). Assuming the Repurchase Mandate is exercised in full and the number of Shares held by them remains unchanged, their shareholdings will be increased to approximately 56.37% of the issued share capital of the Company. On the basis of the existing shareholdings, the Directors are not aware that in the event that the Repurchase Mandate is exercised in full, there will be any implication under the Takeover Code.

The Directors will exercise the powers conferred by the Repurchase Mandate to repurchase Shares in circumstances which they deem appropriate for the benefits of the Shareholders. In addition, the Directors have no present intention to exercise the Repurchase Mandate to the extent that the number of Shares in the hands of the public would fall below the prescribed minimum aggregate percentage (under the Listing Rules) of 25%.

7. SHARE REPURCHASE MADE BY THE COMPANY

No repurchase of Shares has been made by the Company during the six months prior to the Latest Practicable Date (whether on the Stock Exchange or otherwise).

8. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange in each of the twelve months preceding the Latest Practicable Date were as follows:

	Price per Share	
	Highest	**Lowest**
	HK$	*HK$*
2004		
April	0.260	0.195
May	0.220	0.175
June	0.220	0.180
July	0.200	0.180
August	0.200	0.172
September	0.182	0.146
October	0.150	0.128
November	0.187	0.144
December	0.168	0.130
2005		
January	0.170	0.130
February	0.147	0.130
March	0.148	0.110

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 524)

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of e-Kong Group Limited (the "Company") will be held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Wednesday, 25 May 2005 at 10:00 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements for the year ended 31 December 2004 and the reports of directors and of the auditors thereon.

2. To re-elect retiring directors and to fix their remuneration.

3. To appoint auditors and to authorise the board of directors to fix their remuneration.

As Special Business

4. To consider and, if thought fit, pass the following resolutions, with or without amendments, as ordinary resolutions:

A. "**THAT**:

(a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares of HK$0.01 each in the capital of the Company, or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to issue of shares as a result of:

(i) a Rights Issue (as hereinafter defined); or

(ii) any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

(iii) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to directors or employees or eligible participants of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company; or

(iv) the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company,

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognised regulatory body or any stock exchange, in any territory applicable to the Company)."

B. "**THAT**:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, any other Recognised Stock Exchange, as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

C. "**THAT** conditional upon Resolutions 4A and 4B above being passed, the general mandate granted to directors of the Company for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Resolution 4A be and is hereby extended by the addition to the aggregate nominal amount of share capital of the Company which may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the shares repurchased by the Company under the authority granted pursuant to Resolution 4B, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

5. To consider and, if thought fit, pass the following resolution, with or without amendments, as a special resolution:

"**THAT** the existing Bye-laws of the Company be and are hereby amended in the following manner:

(a) by inserting the words "voting by way of a poll is required by the listing rules of any Designated Stock Exchange or" after the words "on a show of hands unless" in the third sentence of Bye-law 66;

(b) by deleting the existing Bye-law 68 in its entirety and substituting therefor the following new Bye-law 68:

"68. If a poll is duly demanded, the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the listing rules of any Designated Stock Exchange."; and

(c) by deleting the existing Bye-law 87(1) in its entirety and substituting therefor the following new Bye-law 87(1):

"87(1). Notwithstanding any other provisions in the Bye-laws, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation, provided that every Director shall be subject to retirement by rotation at least once every three years.";

and

THAT the directors of the Company be and are hereby authorised to do all such acts, deeds and things as they shall, in their absolute discretion deem fit, in order to effect and complete the foregoing."

By Order of the Board
Lau Wai Ming, Raymond
Company Secretary

Hong Kong, 25 April 2005

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote on his/her behalf at the meeting. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a certified copy of such power of attorney or authority, must be deposited at the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

3. Completion and delivery of the form of proxy shall not preclude any member from attending and voting in person at the meeting convened, if the member so desires and in such event, the form of proxy shall be deemed to be revoked.

4. In case of joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he/she was solely entitled thereto, but if more than one of such joint holders is present at the meeting personally or by proxy, that one of such holders so present whose name stands first in the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

5. Pursuant to the Bye-laws of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (i) the chairman of such meeting; or (ii) at least three members of the Company ("Shareholders") present in person or (being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (iii) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or (iv) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and holding shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares.

6. An explanatory statement containing further details regarding Resolution 4B above will be sent to members and other persons who are entitled thereto together with the Company's 2004 Annual Report.

附註：

1. 凡有權出席上述通告所召開之大會(或其任何續會)並於會上投票之股東，均有權委任一名代表代其出席大會及投票。受委代表毋須為本公司股東。

2. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經簽署認證之授權書或授權文件副本，必須於大會或其任何續會指定舉行時間48小時前送達本公司在香港之股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。

3. 填妥及交回代表委任表格後，股東仍可親身出席大會及於會上投票。倘股東出席大會，則代表委任表格將視為已撤回。

4. 倘為任何股份之登記股份持有人，如其中一名聯名持有人可於大會上親身或委派代表就該等股份投票，猶如彼為唯一有權投票之持有人，惟倘超過一名聯名持有人親身或委派代表出席大會，則只有於本公司股東名冊中就該等股份而言排名較先之聯名持有人，方有權就該等股份投票。

5. 根據本公司之公司細則，提呈股東大會表決之決議案均須以舉手方式表決，惟於宣佈舉手投票的結果當時或之前，或於撤回任何其他以投票方式表決的要求時：(i)大會主席；或(ii)最少三名親身出席(或股東如為公司，則由其正式授權代表代為出席)或由受委代表出席且當時有權於會上投票的本公司股東(「股東」)；或(iii)親身出席(或股東如為公司，則由其正式授權代表代為出席)或由受委代表出席且佔有權於會上投票的所有股東總投票權不少於十分一的一名或多名股東；或(iv)親身出席(或股東如為公司，則由其正式授權代表代為出席)或由受委代表出席且持有本公司股份，其已繳足總額相當於所有股份已繳足總額不少於十分一的一名或多名股東，要求以投票方式表決。

6. 載有關於上述第4B項決議案其他詳情之說明文件，將連同本公司二零零四年年報寄予各股東及有關人士。

5. 考慮及酌情通過下列決議案(不論有否修訂)為特別決議案：

「**動議**按以下方式修訂本公司現有細則：

(a) 在公司細則第66條第三句「舉手表決時，除非」等字後加入「任何指定證券交易所之上市規則規定以投票方式表決或」；

(b) 刪除現有公司細則第68條並以下列新公司細則第68條取代：

「68. 倘正式要求表決，則表決之結果將視為要求表決之會議之決議案。倘任何指定證券交易所之上市規則有所規定，則本公司僅須披露表決之票數。」；及

(c) 刪除現有公司細則第87(1)條並以下列新公司細則第87(1)條取代：

「87(1). 即使公司細則有其他規定，在每屆股東週年大會上，當時三分之一之董事(倘人數並非三(3)之倍數，則以最接近但不少於三分之一之人數為準)須輪流告退，惟各董事須最少每三年輪流告退。」；

及

動議謹此授權本公司之董事可全權酌情決定辦理一切彼等認為適合之行為、行動及事宜，以落實完成上述事項。」

承董事會命
公司秘書
劉偉明

香港，二零零五年四月二十五日

B. 「**動議**：

(a) 除本決議案第(b)段規限外，一般及無條件批准本公司董事於有關期間（定義見下文）內行使本公司一切權力，根據所有適用法例及香港聯合交易所有限公司（「聯交所」）及（如適用）任何其他認可證券交易所不時修訂之證券上市規則之規定在聯交所或本公司股份可能上市且獲證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所（「認可證券交易所」），購回本公司股份；

(b) 本公司根據本決議案第(a)段於有關期間購回之股份總面值不得超過本決議案通過當日本公司已發行股本面值總額10%，而上述批准亦以此數額為限；及

(c) 就本決議案而言：

「有關期間」乃指由本決議案通過之日起至下列最早者之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿時；及

(iii) 本決議案之授權經本公司股東在股東大會上通過普通決議案撤銷或修改之日。」

C. 「**動議**待上文第4A及第4B項決議案獲通過後，謹此擴大本公司董事獲授並於當時有效以根據第4A項決議案配發、發行及處理本公司額外股份之一般權力，在本公司董事根據該一般授權而可能配發、發行及處理，或有條件或無條件同意將予配發、發行及處理之本公司股份總面值，加入本公司根據第4B項決議案所獲之授權而購回之本公司股本面值總額，惟所擴大之面值不得超過本公司於通過本決議案當日之已發行股本總面值之10%。」

(i) 配售新股(定義見下文)；或

(ii) 根據本公司不時之公司細則進行之以股代息計劃或類似安排，以替代本公司股份之全部或部份股息；或

(iii) 因任何購股權計劃授出之任何購股權獲行使或本公司股東當時採納及批准有關向本公司及／或其任何附屬公司之董事或僱員或其他合資格參加者授出或發行股份或可認購本公司股份之權利之類似安排；或

(iv) 行使本公司可能發行之任何認股權證或任何其他可換股證券所附認購權或兑換權，

不得超過本決議案通過當日本公司已發行股本面值總額20%，而上述批准亦以此數額為限；及

(d) 就本決議案而言：

「有關期間」乃指由本決議案通過之日起至下列最早者之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿時；及

(iii) 本決議案之授權經本公司股東在股東大會上通過普通決議案撤銷或修改之日。

「配售新股」乃於本公司董事指定期間，向指定記錄日期名列本公司股東名冊之本公司股份持有人或任何類別股份持有人，按彼等當時所持股份或任何類別股份比例發售股份之建議，惟本公司董事可就零碎股份，或適用於本公司之任何地區法例之限制或責任，或當地任何認可監管機構或任何證券交易所之任何規定，作出其認為必要或權宜之豁免或其他安排。」

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

(股份代號：524)

茲通告e-Kong Group Limited(「本公司」)將於二零零五年五月二十五日星期三上午十時正假座香港金鐘道89號力寶中心第二座3805室舉行股東週年大會，藉以處理下列事項：

普通事項

1. 省覽截至二零零四年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

2. 重選退任董事及釐定其酬金。

3. 聘任核數師，並授權董事會釐定其酬金。

特別事項

4. 考慮並酌情通過(不論有否修訂)下列決議案為普通決議案：

A. 「**動議**：

(a) 除本決議案第(c)段另有規限外，一般及無條件批准本公司董事於有關期間(定義見下文)內行使本公司一切權力，以根據所有適用法例之規定配發、發行或以其他方式處理本公司股本中每股面值0.01港元之額外股份，或可轉換為股份之證券，或購股權、認股權證，或可認購任何股份之類似權利，並作出或授出可能需行使該等權力之建議、協議或購股權；

(b) 根據本決議案第(a)段所述之批准授權本公司董事於有關期間內作出或授出可能需於有關期間結束後行使該等權力之建議、協議或購股權；

(c) 本公司董事會依據本決議案第(a)段所載批准所配發或有條件或無條件同意配發(不論是否根據購股權或以其他方式配發)及發行之股本總面值，惟不包括因下列事項而發行之股份：

8. 股價

股份於最後實際可行日期前十二個月在聯交所之每月最高及最低成交價如下：

	每股股份價格	
	最高價	最低價
	港元	*港元*
二零零四年		
四月	0.260	0.195
五月	0.220	0.175
六月	0.220	0.180
七月	0.200	0.180
八月	0.200	0.172
九月	0.182	0.146
十月	0.150	0.128
十一月	0.187	0.144
十二月	0.168	0.130
二零零五年		
一月	0.170	0.130
二月	0.147	0.130
三月	0.148	0.110

6. 收購守則之影響

倘股東所佔本公司投票權之權益比例因本公司根據購回授權購回股份而增加，則根據收購守則，該項權益增加將被視作一項收購行動。因此，倘任何股東或一群一致行動之股東因是項股東權益增加而取得或鞏固本公司控制權，則須根據收購守則第26條提出強制性收購建議。

於最後實際可行日期，就董事所知及所信，本公司董事Richard John Siemens先生、Kuldeep Saran先生及William Bruce Hicks先生連同彼等控制之公司合共實益持有238,887,597股本公司股份（佔本公司已發行股本約50.73%）。假設全面行使購回授權，而彼等所持股份數目不變，則彼等之股權將增至本公司已發行股本約56.37%。根據現行持股量計算，就董事所知，倘全面行使購回授權，將不會涉及收購守則之任何規定。

董事將在彼等認為對股東有利之情況下方會行使購回授權所賦予之權力購回股份。此外，董事現時無意行使購回授權，致使公眾人士所持之股份數目降至低於上市規則規定之最低百分比25%。

7. 本公司購回股份

本公司於最後實際可行日期前六個月內概無在聯交所或循其他途徑購回任何股份。

3. 購回之理由

儘管董事現無意購回任何股份，彼等相信購回授權所提供之靈活性對本公司及股東有利。該等購回可能會提高資產淨值及／或每股盈利，惟須視乎當時市況及資金安排而定。只有在董事相信購回股份對本公司及其股東有利之情況下方會進行購回。

4. 購回股份之資金

購回股份所需資金必須由根據本公司組織章程大綱與公司細則及百慕達適用法例可合法用作此用途之資金撥付。根據百慕達法例，購買股份只能由所購買股份之繳足股本或公司可用作派發股息或分派之資金，或為此所發行新股所得款項中撥付。購買所支付超逾股份面值之溢價必須來自公司可用作派發股息或分派之資金，或來自公司之股份溢價賬。此外，倘若有合理理據證明公司在購買當日或之後無力償還到期負債，則不得購買任何股份。

董事認為，倘購回授權於建議購回期間任何時間內全面行使，則可能會對本公司之營運資金或資產負債比率水平構成重大不利影響(對照本集團截至二零零四年十二月三十一日止年度之經審核綜合財務報表所披露之有關狀況，該報表即本公司最近期公佈之賬目)。然而，倘購回股份會對董事認為本公司應不時具備之營運資金需求或資產負債水平構成重大不利影響，則董事不擬行使購回授權。

5. 董事之承諾

董事已向聯交所承諾，倘上市規則、本公司組織章程大綱與公司細則及百慕達適用法例適用，則會根據上述規定行使購回授權。

各董事及(就董事所知，並在作出一切合理查詢後所知)彼等之任何聯繫人(定義見上市規則)目前無意於購回授權獲股東批准時，根據購回授權向本公司或其附屬公司出售任何股份。

本公司並無接獲關連人士(定義見上市規則)通知，表示彼等目前有意於購回授權獲股東批准時，向本公司出售任何股份，或已承諾不會作出此舉。

本附錄為根據上市規則之規定送呈各股東有關購回授權建議之說明函件。

1. 上市規則

上市規則准許以聯交所作為第一上市地位之公司，可在遵守若干限制下於聯交所購回其證券，其最重要之限制概述如下：

(a) 股東批准

以聯交所作為第一上市地位之公司如在聯交所購回證券，須事先通過普通決議案批准(不論是以該公司董事會獲授之一般授權進行上述購回或就特定交易作出之特別批准方式)。

(b) 資金來源

用於購回股份之資金必須為根據公司組織章程文件及公司註冊成立或成立所屬司法管轄區之法例可合法撥作該用途之資金。

(c) 可購回股份之最高數目及其後之股份發行

公司可於聯交所購回之股份數目，最多不得超過有關批准購回股份之一般授權之決議案通過當日該公司已發行股本之10%。在未經聯交所批准之情況下，公司不得於緊隨在聯交所或循其他途徑購回股份後30日內發行新股份或宣佈發行新股份之建議，惟因行使於購回日期之前尚未行使之認股權證、購股權或規定公司須發行證券之類似文據而發行股份則除外。

2. 股本

根據建議，可購回之股份總數最多以批准購回授權之決議案通過當日已發行股份10%為限。於最後實際可行日期，本公司已發行股份數目為470,894,200股。根據該數字(假設於最後實際可行日期後至股東週年大會舉行前再無額外發行或購回股份)計算，本公司可根據購回授權購回最多達47,089,420股股份。

一般事項

於最後實際可行日期，就本公司於作出一切合理查詢後所知，概無任何股東按上市規則須放棄就股東週年大會通告載列所建議的任何決議案投票。

本通函及隨附之代表委任表格之英文版本如與有關之中文版本出現歧異，概以英文版本為準。

此致

列位股東台照
及僅供本公司購股權持有人參照

承董事會命
主席
Richard John Siemens
謹啟

二零零五年四月二十五日

由於本通函同時以中英文印刷於同一冊子內，故選擇收取本公司公司通訊之英文或中文印刷版本之股東將同時收到此兩種語文版本之通函。如有疑問，請聯絡本公司之股份過戶登記處香港分處秘書商業服務有限公司，電話號碼為2980 1766，或傳真號碼2861 1465。

本通函之中英文版本可於本公司網站取得，本公司亦已向聯交所呈交有關電子版本。

股東可隨時選擇以印刷或電子版本收取公司通訊。如欲在將來取得本公司英文或中文或兩種語文之公司通訊，或接收電子通訊，或取消或修改以前之指示，股東可填妥及簽署指定表格(有關電子版本可於本公司網站下載)並交回本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(c) 各董事須自上次獲選或重新獲選後第三屆本公司股東週年大會前告退；及

(d) 擔任主席或董事總經理之董事亦須輪流告退。

於股東週年大會上，董事擬尋求股東批准上述公司細則之修訂。公司細則建議修訂之全文載於股東週年大會通告載列所建議的第5項決議案。

敬請股東注意，公司細則只有英文版，而股東週年大會通告所載第5項決議案有關公司細則之用詞及條文之中文譯本，僅作參考之用。

股東週年大會

股東週年大會通告載於本通函附錄二。

根據公司細則，提呈股東大會表決之決議案均須以舉手方式表決，除非於宣佈舉手投票的結果當時或之前，或於撤回任何其他以投票方式表決的要求時：(i)大會主席；或(ii)最少三名親身出席（或股東如為公司，則由其正式授權代表代為出席）或由受委代表出席且當時有權於會上投票的股東；或(iii)親身出席（或股東如為公司，則由其正式授權代表代為出席）或由受委代表出席且佔有權於會上投票的所有股東總投票權不少於十分一的一名或多名股東；或(iv)親身出席（或股東如為公司，則由其正式授權代表代為出席）或由受委代表出席且持有本公司股份，其已繳足總額相當於所有股份已繳足總額不少於十分一的一名或多名股東，要求以投票方式表決則另作別論。

適用於股東週年大會之代表委任表格附於本通函內。倘　閣下未能親自出席股東週年大會及／或在會上投票，請按照本通函隨附之代表委任表格所印指示將其填妥，並盡快交回本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何須於大會或其任何續會（視乎情況而定）指定舉行時間48小時前送達。　閣下填妥及交回代表委任表格後，屆時仍可親自出席大會及於會上投票。

推薦意見

董事認為授予發行授權、購回授權及修訂公司細則乃符合本公司及股東之最佳利益，故建議　閣下投票贊成將於股東週年大會上提呈之決議案。

高來福先生

高來福先生，太平紳士，62歲，於二零零四年九月獲委任為本公司獨立非執行董事，亦為SUNDAY Communications Limited之獨立非執行董事。高來福先生為香港安永會計師事務所之創辦成員兼副主席。高來福先生自退休後一直投入教育事務，包括設立國際學校及提供顧問服務。高來福先生一直積極參與各類社會服務機構事務，亦為太平紳士。高來福先生亦獲委任為本公司審核委員會及薪酬委員會成員。除上文所披露者外，高先生於最後實際可行日期前三年並無在任何上市公司擔任任何董事。

截至最後實際可行日期，高來福先生並無擁有按證券及期貨條例第XV部定義之任何股份權益。

根據高來福先生之委任書，其任期將於二零零五年十二月三十一日屆滿，而其後續訂之委任期須固定為三(3)年，惟須根據公司細則於本公司股東週年大會上退任與重選，但由本公司或高來福先生向另一方發出不少於一(1)個曆月書面通知終止委任則除外。高來福先生可享有董事袍金每年100,000港元，而有關酬金乃參照委任日期當時市場上同類職位之酬金釐定。除上述者外，高來福先生無權就擔任獨立非執行董事或由董事會成立之任何委員會成員而收取其他酬金。

除上文所披露者外，高來福先生並無擔任本公司或其附屬公司任何職位，與本公司任何董事、高級管理層或主要股東亦無任何關連，亦無任何其他事宜須向股東披露。

修訂公司細則

聯交所已修訂上市規則中有關企業管治常規之規定，其中包括頒佈企業管治守則，而有關修訂已於二零零五年一月一日起生效(若干過渡安排除外)。為使本公司組織章程文件符合企業管治守則之規定，董事建議修訂公司細則，致使

(a) 倘若上市規則對表決程序有所規定，則本公司必須以投票方式在本公司股東大會上提呈之任何決議案進行表決；

(b) 倘若以投票方式在本公司股東大會上對所提呈之任何決議案進行表決，而上市規則對披露投票票數有所規定的話，則本公司將被要求披露投票之票數；

重選退任董事

根據公司細則第86及87條，Willian Bruce Hicks先生及高來福先生將於股東週年大會輪流退任，並符合資格，將膺選連任。Hicks先生及高來福先生的詳情載列如下：

William Bruce Hicks先生

William Bruce Hicks先生，43歲，於二零零一年十二月獲委任為本公司非執行董事，為SUNDAY Communications Limited之集團董事總經理，亦為Distacom Communications Limited之執行董事。Hicks先生於一九八七年至一九九三年間曾任職香港和記電訊，而且於此之前任職美國Motorola Inc.。彼持有密芝根科技大學電機工程學士學位及瑞士日內瓦國際管理學院工商管理碩士學位。除上文所披露者外，Hicks先生於最後實際可行日期前三年並無在上市公司擔任任何董事。

截至最後實際可行日期，根據證券及期貨條例第XV部內第352條須置存之登記冊所示，Hicks先生於股份持有以下權益：

所持股份數目			
個人權益	**公司權益**	**權益總額**	**已發行股份股本百分比**
2,319,914	67,962,428*	70,282,342	14.9%

* 67,962,428股股份由Hicks先生控制之Great Wall Holdings Limited實益擁有。

根據Hicks先生之委任書，其任期將於二零零五年十二月三十一日屆滿，而其後續訂之委任期須固定為三(3)年，惟須根據公司細則於本公司股東週年大會上退任與重選，但由本公司或Hicks先生向另一方發出不少於一(1)個曆月書面通知終止委任則除外。Hicks先生並無就出任非執行董事收取任何酬金。

除上文所披露者外，Hicks先生並無擔任本公司或其附屬公司任何職位，與本公司任何董事、高級管理層或主要股東亦無任何關連，亦無任何其他事宜須向股東披露。

本通函之目的乃為　閣下提供於股東週年大會上所提呈決議案之資料，以批准(i)授予董事發行及購回股份之一般授權；(ii)重選退任董事及(iii)為符合(其中包括)上市規則於二零零五年一月一日生效有關企業管治常規之修訂(訂有若干過渡安排)而修訂公司細則，有關詳情載於股東週年大會通告。

發行股份之一般授權

本公司將於股東週年大會上分別提呈普通決議案，以批准(i)授予董事發行授權及(ii)把本公司根據購回授權賦予之權力購回之任何股份加入發行授權內，讓本公司在合乎本身利益而發行新股時更具彈性，有關詳情分別載於股東週年大會通告內所建議的第4A及第4C項決議案內。目前，董事無意根據發行授權發行任何新股份。

購回股份之一般授權

本公司將於股東週年大會上提呈普通決議案，以批准授予董事購回授權，有關詳情載於股東週年大會通告所建議的第4B項決議案。根據購回授權可能購回之股份，限於佔批准購回授權決議案通過當日本公司已發行股本10%之股份。

倘在股東週年大會通過授予購回授權之決議案，購回授權將生效，直至(i)本公司下屆股東週年大會結束時；(ii)根據適用法例或公司細則須舉行本公司下屆股東週年大會之期間終止時及(iii)股東在股東大會通過普通決議案撤銷或修改該項授權之日(以最早日期為準)。

按照上市規則要求作出之說明函件載於本通函附錄一。說明函件載有一切合理需要之資料，以便股東就投票贊成或反對股東週年大會提呈授予董事購回授權之普通決議案作出知情之決定。

e-KONG

e-Kong Group Limited

(於百慕達註冊成立之有限公司)
(股份代號：524)

董事：
Richard John Siemens先生 *(主席)*
Kuldeep Saran先生 *(副主席)*
林祥貴先生
William Bruce Hicks先生*
韋雅成先生**
Matthew Brian Rosenberg先生**
高來福先生**

* *非執行董事*
** *獨立非執行董事*

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要辦事處：
香港
金鐘道89號
力寶中心
第二座3805室

敬啟者：

發行及購回股份之一般授權

重選退任董事

修訂公司細則
及
股東週年大會通告

緒言

於二零零四年五月十八日，已授出發行股份及行使本公司所有權力以購回股份之一般授權予董事。該等一般授權將於股東週年大會結束時失效。因此，現建議於股東週年大會上更新發行及購回股份之一般授權。

「股份」	指	本公司股本中每股面值0.01港元之普通股
「股東」	指	股份當時之持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	證券及期貨事務監察委員會公佈之公司收購及合併守則

在本通函內，除文義另有所指外，具男性意義之詞彙亦包含女性及中性意義，反之亦然。

釋義

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司訂於二零零五年五月二十五日星期三上午十時正假座香港金鐘道89號力寶中心第二座3805室舉行之股東週年大會及其任何續會
「公司細則」	指	本公司不時生效之公司細則
「公司法」	指	百慕達一九八一年公司法
「本公司」	指	e-Kong Group Limited，一家於百慕達註冊成立之有限公司，其股份在聯交所上市
「企業管治守則」	指	上市規則附錄14企業管治常規守則
「董事」	指	本公司董事
「港元」	指	港元，香港之法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「發行授權」	指	配發、發行及處理不超過於批准該授權之決議案通過當日本公司已發行股本20%之額外股份之授權建議
「最後實際可行日期」	指	二零零五年四月十九日，即本通函付印前為確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「購回授權」	指	行使本公司權力，購回最多佔於批准該授權之決議案通過當日本公司已發行股本10%之股份之授權建議
「證券及期貨條例」	指	香港法例第571章證券及期貨條例

此乃要件　請即處理

閣下如對本通函之任何內容或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有之e-Kong Group Limited（「本公司」）股份，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

e-Kong Group Limited

（於百慕達註冊成立之有限公司）

（股份代號：524）

發行及購回股份之一般授權

重選退任董事

修訂公司細則
及
股東週年大會通告

本公司謹訂於二零零五年五月二十五日星期三上午十時正假座香港金鐘道89號力寶中心第二座3805室舉行股東週年大會，大會通告載於本通函第11頁至第15頁。

倘　閣下未能親自出席大會及／或在會上投票，請按照本通函隨附之代表委任表格所印指示將其填妥，並盡快交回本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何須於大會或其任何續會（視乎情況而定）指定舉行時間48小時前送達。　閣下填妥及交回代表委任表格後，屆時仍可親自出席大會及於會上投票。

二零零五年四月二十五日